VIA ELECTRONIC TRANSMISSION

January 29, 2018

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	AVALON ADVANCED MATERIALS INC

We are pleased to confirm that copies of the following proxy-related materials were mailed on January 19, 2018 to the registered shareholders and the Non-Objecting Beneficial Owners ("NOBO"):

1	Proxy with Notice-and-Access Notice and Request for Financial Statements - Registered Shareholders

2	Voting Instruction Form with Notice-and-Access Notice and Request for Financial Statements - NOBOs

3	President Letter - Registered and NOBOs Requesting Full Package

4	Notice of Meeting and Management Information Circular (including Financial Statements and Management Discussion and Analysis - Registered Shareholders

5	Notice of Meeting and Management Information Circular - NOBOs Requesting Full Package

6	Non-Postage Return Envelope

Yours truly,
TSX Trust Company

''Lori Winchester''
Senior Relationship Manager
Lori.Winchester@tmx.com

301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1	www.tsxtrust.com